SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September, 2009
Shaw Communications Inc.

(Translation of registrant’s name into English)
Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
     Form 20-F ☐ Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐ No ☑
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:  September 28, 2009
Shaw Communications Inc.

By:	/s/ Steve Wilson
Steve Wilson
Sr. V.P., Chief Financial Officer Shaw Communications Inc.

NEWS RELEASE
SHAW ANNOUNCES REDEMPTION
OF 7.25% U.S. DOLLAR SENIOR NOTES DUE APRIL 6, 2011
Calgary, Alberta (September 28, 2009) — Shaw Communications Inc. announced today that it intends to redeem all of its outstanding U.S.$225 million 7.25% Senior Notes due April 6, 2011. The CUSIP number of the Senior Notes is 82028K AG6.
The redemption date will be October 13, 2009. The redemption price, being the Redemption Price as defined in the indenture governing the Senior Notes (which includes accrued and unpaid interest thereon to, but excluding, the redemption date), will be payable in cash in accordance with the terms of the Senior Notes and the aforementioned indenture.
This news release is for informational purposes only and is not an offer to buy any securities of Shaw Communications Inc.
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct). The Company serves 3.4 million customers, including over 1.6 million Internet and 775,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).
For further information, please contact:
Shaw Investor Relations
investor.relations@sjrb.ca